UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MP Materials Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

553368101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10 Pages)

CUSIP No. 553368101	Page 2 of 9

(1)	Names of reporting persons Shenghe Resources Holding Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization China
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 13,716,288
(7) Sole dispositive power 0
(8) Shared dispositive power 13,716,288
(9)	Aggregate amount beneficially owned by each reporting person 13,716,288 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 8.0%(2)
(12)	Type of reporting person (see instructions) FI

(1)

Consists of 7,578,580 shares of Class A Common Stock, par value $0.0001 per share (“Common Stock”), of MP Materials Corp., a Delaware corporation (the “Issuer”) owned by Shenghe Resources (Singapore) PTE. LTD. and 6,137,708 shares of Common Stock owned by Shenghe Resources (Singapore) International Trading Pte. Ltd., which may be deemed to be beneficially owned by Shenghe Resources Holding Co., Ltd. Shenghe Resources Holding Co., Ltd. disclaims beneficial interest in the shares of Common Stock held by Shenghe Resources (Singapore) PTE. LTD. and Shenghe Resources (Singapore) International Trading Pte. Ltd., except to the extent of its pecuniary interest therein.

(2)

Based on 170,724,452 shares of Common Stock issued and outstanding as of January 15, 2021, as reported in the Issuer’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on January 22, 2021.

CUSIP No. 553368101	Page 3 of 9

(1)	Names of reporting persons Shenghe Resources (Singapore) International Trading Pte. Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 6,137,708
(7) Sole dispositive power 0
(8) Shared dispositive power 6,137,708
(9)	Aggregate amount beneficially owned by each reporting person 6,137,708
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 3.6%(1)
(12)	Type of reporting person (see instructions) FI

(1)

Based on 170,724,452 shares of Common Stock issued and outstanding as of January 15, 2021, as reported in the Issuer’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on January 22, 2021.

CUSIP No. 553368101	Page 4 of 9

(1)	Names of reporting persons Shenghe Resources (Singapore) PTE LTD
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 7,578,580
(7) Sole dispositive power 0
(8) Shared dispositive power 7,578,580
(9)	Aggregate amount beneficially owned by each reporting person 7,578,580
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 4.4%(1)
(12)	Type of reporting person (see instructions) FI

(1)

Based on 170,724,452 shares of Common Stock issued and outstanding as of January 15, 2021, as reported in the Issuer’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on January 22, 2021.

SCHEDULE 13G/A	Page 5 of 9

Item 1(a) Name of issuer:

MP Materials Corp. (the “Issuer”)

Item 1(b) Address of issuer’s principal executive offices:

1345 Avenue of the Americas

46th Floor

New York, New York 10105

2(a) Name of person filing:

This Amendment No. 1 to Schedule 13G/A (the “Statement”) is filed by each of the entities and persons listed below, each of whom together are referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person”:

(i)	Shenghe Resources Holding Co., Ltd. (“SRH”).

(ii)	Shenghe Resources (Singapore) International Trading Pte. Ltd. (“SRSIT”), an indirect majority-owned subsidiary of SRH.

(iii)	Shenghe Resources (Singapore) PTE LTD (“SRS”), an indirect majority-owned subsidiary of SRH.

2(b) Address or principal business office or, if none, residence:

(i)	For SRH:

Floor 7

Chengnan Tianfu Mansion

66# Shenghe No.1 Road

Chengdu, China, 610042

(ii)	For SRSIT:

60 Paya Lebar Road

#08-05 Paya Lebar Square

Singapore 409051

(iii)	For SRS:

10 ANSON ROAD

#13-15 INTERNATIONAL PLAZA

Singapore 079903

2(c) Citizenship:

SRH is a company organized under the laws of the People’s Republic of China. SRSIT and SRS are companies organized under the laws of Singapore.

2(d) Title of class of securities:

Class A Common Stock, par value $0.0001 per share (the “Common Stock”)

2(e) CUSIP No.:

553368101

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	[ ]	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with§240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4. Ownership.

The percentages used in this Statement are calculated based upon 170,724,452 shares of Common Stock issued and outstanding as of January 15, 2021, as reported in the Issuer’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on January 22, 2021.

The information required by Items 4(a)-(c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit Index

Exhibit A – Joint Filing Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2021	Shenghe Resources Holding Co., Ltd.

/s/ Huang Ping
Huang Ping, CEO

Shenghe Resources (Singapore) International
Trading Pte. Ltd.

/s/ Lu Shasha
Lu Shasha, President & Director

Shenghe Resources (Singapore) PTE LTD

/s/ Wang Quangen
Wang Quangen, Chairman